VIA EDGAR

Odysight.ai Inc.

Suite 7A, Industrial Park, P.O. Box 3030

Omer, Israel 8496500

September 30, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mitchell Austin

RE:	Odysight.ai Inc.
Registration Statement on Form S-1 Filed September 26, 2025
File No. 333-290538

Dear Mr. Austin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Odysight.ai Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 5:00 p.m., Eastern Time, on September 30, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Greenberg Traurig, P.A., request by telephone that such Registration Statement be declared effective.

Please contact Gary Emmanuel of Greenberg Traurig, P.A., counsel to the Company, at +972-3-636-6033, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

Odysight.ai Inc.

By:	/s/ Einav Brenner
Name:	Einav Brenner
Title:	Chief Financial Officer

cc:

Yehu Ofer, Odysight.ai Inc.

Gary Emmanuel, Greenberg Traurig, P.A.

Aviram Hazak, Joshua Ravitz, Herzog, Fox & Neeman Law Offices